TASEKO ANNOUNCES FOURTH QUARTER AND YEAR END
 SALES AND PRODUCTION RESULTS

January 9, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces fourth quarter production of 22.3 million pounds of copper and 388,000 pounds of molybdenum for its 75% owned Gibraltar Mine. Total production for the 12 months ended December 31, 2011 was 82.9 million pounds of copper and 1.3 million pounds of molybdenum.

Taseko’s 75% share of copper sales was 15.4 million pounds for the fourth quarter and 60.5 million pounds for the year, on a payable basis. The Company’s share of molybdenum sales for the fourth quarter was 269,000 pounds and 974,000 pounds for the year.

The quarterly production summary is as follows:

	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Mill Throughput (millions, tons)	3.2	3.7	4.0	4.3
Copper Production (millions, lbs)	19.3	20.0	21.3	22.3
Molybdenum Production (thousand, lbs)	317	303	324	388

Russell Hallbauer, President and CEO of Taseko, commented, "Our key 2011 operational objectives at Gibraltar were to commission the SAG mill direct feed system and progressively increase the concentrator’s daily throughput to its design capacity. I am pleased with the accomplishments of the Gibraltar team with the commissioning of the SAG direct feed in the first half of 2011 and the steady progress we have made on the mill production levels.”

Mr. Hallbauer continued, “I look forward to 2012 as a year where Taseko will continue to unlock the value of its key assets; Gibraltar will be central to this theme.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production figures are reported on a 100% basis.

Russell Hallbauer
President and CEO

For further information on Taseko, please see the Company’s website at www.tasekomines.com or contact: Investor Relations - 778-373-4533, toll free1-877-441-4533.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com